UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

October 24, 2022

METHANEX RECOGNIZED AS CANADA’S SAFEST CHEMISTRY EMPLOYER

VANCOUVER, BRITISH COLUMBIA, October 24, 2022 (GLOBE NEWSWIRE) -- Methanex Corporation (TSX:MX) (NASDAQ:MEOH), the world’s largest producer and supplier of methanol, is pleased to announce it has been named Canada’s Safest Chemistry Employer at the 2022 Canada’s Safest Employer Awards (CSEA) ceremony.

Presented by the Canadian Occupational Safety magazine and now in its 12th year, the awards program recognizes companies and professionals for outstanding health and safety achievements, leadership, and innovation over the past 12 months.

“We are incredibly proud to have received this recognition as Canada’s Safest Chemistry Employer and honoured to celebrate with our peers in the chemistry industry for our collective focus on safety,” said John Floren, President and CEO of Methanex. “Safety is critical across our business at Methanex, and our number-one priority is ensuring that each team member gets home safely every day. We believe all injuries are preventable and our health and safety programs are designed to achieve our goal of a zero-injury workplace every year.”

Canada’s Safest Chemistry Employer award, sponsored by the Chemistry Industry Association of Canada (CIAC), specifically recognizes an employer within the chemistry industry that has an exemplary health and safety record—ensuring the highest level of health and safety for anyone who has access to, or works on or off, their premises or facilities.

“I would like to thank all our team members across the globe for their ongoing efforts to work safely and protect their colleagues. In doing so, they have all played a critical role in helping to make Methanex a safe place to work,” added Floren.

Foundational to everything Methanex does is the Responsible Care® Ethic and Principles for Sustainability, a United Nations-recognized chemical industry initiative that provides a set of guiding principles for the governance and management of environmental and social matters, and for safe, responsible and sustainable chemical manufacturing. Methanex was the first chemical company in the world to receive global verification under Responsible Care® in 1997. Responsible Care is practiced in 73 countries and by 96 of the 100 largest chemical producers in the world.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Select Market in the United States under the trading symbol "MEOH". For more information, please visit www.methanex.com.
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For further information, contact:

Methanex Media Inquiries
Nina Ng
Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquiries
Sarah Herriott
Director, Investor Relations
+1-604-661-2600 or Toll Free: +1-800-661-8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 24, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary